Exhibit (a)(12)

[E-mail to Employees Eligible to Participate in Option Exchange Program]

Please be advised that the following new documents related to the Option Exchange Program have been posted on our intranet at http://portal.radiant.com/sites/OEP.

•	Amended and Restated Offer to Exchange, dated December 20, 2004 (the “Amended and Restated Offer to Exchange”); and

•	Letter to eligible option holders describing the differences between the Offer to Exchange and the Amended and Restated Offer to Exchange.

The updates were a result of comments received by the SEC and are for additional clarification only. There are no changes to the offering associated with the Option Exchange Program.

The deadline for enrolling in the Option Exchange Program remains December 30, 2004. If you have any questions, please contact Corporate Benefits.

Strictly confidential – for internal use only.